Exhibit 99.1

Western Asset Inflation Management Fund Inc. and Western Asset Municipal Partners Fund Inc. Announce Results of Tender Determination

NEW YORK – (BUSINESS WIRE) – April 2, 2008

Western Asset Inflation Management Fund Inc. (NYSE: IMF) and Western Asset Municipal Partners Fund Inc. (NYSE: MNP) announced today the results of the tender determination for the period ended March 31, 2008.

Under the terms of Settlement Agreements dated as of February 13, 2006, between the Funds and Karpus Management, Inc. (including certain affiliates thereof), each Fund agreed to commence a tender offer in the second calendar quarter of 2008 for up to 5% of the then-outstanding shares of the Fund at a price equal to at least 98% of the net asset value of the Fund’s shares as determined as of the close of regular trading session of the NYSE on the date the tender offer expires, if during the 12 calendar weeks prior to the end of the first calendar quarter of 2008, the shares of the Fund have traded on the NYSE at an average discount from net asset value of more than 5% as of the last trading day in each week during such 12-week period.

For the tender determination period ended March 31, 2008, Western Asset Inflation Management Fund Inc. traded at an average discount to net asset value of 11.33% and Western Asset Municipal Partners Fund Inc. traded at an average discount to net asset value of 10.31%. Consequently, both Funds will commence tender offers in the second quarter of 2008 for up to 5% of outstanding shares at a price equal to at least 98% of the net asset value of their respective shares as determined as of the close of the regular trading session of the NYSE on the date the tender offers expire. Additional information about the dates and terms of the Tenders will be released by subsequent press releases.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares of Western Asset Municipal Partners Fund Inc. or Western Asset Inflation Management Fund Inc. Offers will be made only by Offers to Purchase and the related Letters of Transmittal. The Offers to Purchase and the related Letters of Transmittal when available should be read by stockholders because they will contain important information. Stockholders may obtain free of charge, when available, the Offers to Purchase and Letters of Transmittal from the web site (www.sec.gov) of the Securities and Exchange Commission. The Funds will also make available to its stockholders, without charge, the Offers to Purchase and Letters of Transmittal.

Each of the Funds is a closed-end management investment company, advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and sub-advised by Western Asset Management Company, an affiliate of the investment adviser.

For more information on the Funds, please contact our Investor Relations Group at 1-888-777-0102 or consult the Funds’ web site at www.leggmason.com/cef.

Contact: Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co., LLC, 212-857-8087